Filed Pursuant to Rule 433
Registration Statement No. 333-129452
November 29, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus you request it by calling toll free 1-866-803-9204.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement..

The Information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.

This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

Final Terms of the Offered Notes

HomeBanc Mortgage Trust 2006-2 will issue on the closing date the classes of notes listed in the table below, together with an ownership certificate evidencing the entire equity interest in the trust. Only the classes of notes listed in the table below are offered by the prospectus supplement.
Class	Class Principal Amount(1)	Interest Rate Formula (until Initial Purchase Date) (2) (4)	Interest Rate Formula (after Initial Purchase Date) (3) (4)	Initial Ratings S&P/Moody’s	Expected Final Payment Date(5)
A-1	$375,337,000	LIBOR plus 0.180%	LIBOR plus 0.360%	AAA/Aaa	July 25, 2012
A-2	$45,634,000	LIBOR plus 0.220%	LIBOR plus 0.440%	AAA/Aaa	July 25, 2012
M-1	$13,234,000	LIBOR plus 0.330%	LIBOR plus 0.495%	AA/Aa2	July 25, 2012
M-2	$8,670,000	LIBOR plus 0.470%	LIBOR plus 0.705%	A/A2	July 25, 2012
B-1	$5,249,000	LIBOR plus 1.300%	LIBOR plus 1.950%	BBB/Baa2	July 25, 2012
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(1)	These amounts are approximate, as described in the prospectus supplement.
(2)
Reflects the interest rate formula up to and including the earliest possible payment date on which the holder of the ownership certificate has the option to purchase the mortgage loans as described in the prospectus supplement under “—Optional Purchase of the Mortgage Loans.”

(3)
Reflects the interest rate formula if the option to purchase the mortgage loans is not exercised by the holder of the ownership certificate at the earliest possible payment date as described in the prospectus supplement under “—Optional Purchase of the Mortgage Loans.”

(4)	Subject to the available funds rate and a maximum fixed rate cap of 11.50% per annum, as described in the prospectus supplement under “—The Notes—Payments on the Notes—Interest Payments.”
(5)
Reflects the expected final payment date, based upon (a) the receipt of principal payments at 25% CPR and (b) the assumption that the option to purchase the mortgage loans is exercised by the holder of the ownership certificate at the earliest possible payment date as described in the prospectus supplement under “—Optional Purchase of Mortgage Loans.” The actual final payment date for each class of notes may be earlier or later, and could be substantially later, than the applicable expected final payment date listed above.